EXHIBIT 99.2

FOR: FIRSTSERVICE CORPORATION

COMPANY CONTACTS:

Jay S. Hennick
Founder, President & CEO
(416) 960-9500

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE CORPORATION ANNOUNCES 2-FOR-1 STOCK SPLIT

TORONTO, Canada, December 1, 2004 - FirstService Corporation (TSX: FSV.SV; NASDAQ: FSRV) announced today that its Board of Directors has declared a stock dividend doubling the number of FirstService's outstanding subordinate voting shares and multiple voting shares and effectively achieving a 2-for-1 stock split. The stock dividend is payable on December 22, 2004 to shareholders of record at the close of business on December 15, 2004, with each outstanding subordinate voting share being entitled to one additional subordinating voting share and each outstanding multiple voting share being entitled to one additional multiple voting share. By doubling the number of shares outstanding, it is anticipated that there will be a corresponding reduction in the market price per share.

Trading in the Company's subordinate voting shares on a post-stock split basis on The Toronto Stock Exchange and on the NASDAQ National Market is expected to commence on December 13, 2004.

Upon completion of the stock split, the total number of shares outstanding will be 29,841,408 of which, 28,515,714 will be subordinate voting shares and 1,325,694 will be multiple voting shares. All equity-based instruments including stock option plans will be adjusted to reflect the additional shares resulting from the stock split.

Share certificates representing the stock split, effected in the form of a dividend, will be mailed to shareholders of record on or about December 22, 2004. Existing share certificates should be retained by shareholders and not returned to FirstService or its transfer agent. FirstService is ascribing essentially no monetary value to the stock dividend. Accordingly, there will be no tax payable by shareholders in respect of the dividend. For additional information, shareholders are advised to consult their tax advisor.

"This 2-for-1 stock split will make FirstService's subordinate voting shares more accessible for individual investors thereby broadening our shareholder base and increasing our liquidity," said Jay S. Hennick, President and Chief Executive Officer.

About FirstService Corporation

FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate; residential property management; commercial security systems; property improvement and, business services. Market-leading brands include Colliers International, in commercial real estate; Continental, Wentworth and Prime Management in residential property management; Intercon Security and SST in commercial security systems; California Closets, Paul Davis Restoration and Pillar to Post Home Inspections in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1 billion in annual revenues and 19,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-Looking Statements

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FirstService, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for FirstService's services, service industry conditions and capacity; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and the Canadian regulatory authorities.